OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

May 5, 2017

DARLING

DARLING MEDIA INC.
2701 N BROADWAY #3B
LOS ANGELES, CA 90031
323-382-1613
www.DarlingMagazine.org

Class C Common Stock

$6.00 per Share of Class C Common Stock

Minimum Investment per Investor - $120.00 (20 shares)

$60,000.00 Minimum Offering (10,000 Shares Minimum)

$1,069,980.00 Maximum Offering (178,330 Shares Maximum)

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This Form C (including the Offering Memorandum, cover page and all exhibits attached hereto, the "Form C") is being furnished by Darling Media Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Class C Common Stock of the Company (the "Shares or the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $60,000.00 and up to $1,069,980.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $120.00 per Purchaser (20 shares, which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive fees as set out below related to the purchase and sale of the securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds (2)
Minimum Individual Purchase Amount	$120.00	$7.20	$112.80
Aggregate Minimum Offering Amount	$60,000.00	$3,600.00	$56,400.00
Aggregate Maximum Offering Amount	$1,069,980.00	$64,198.80	$1,005,781.20

(1) The Company shall pay First Democracy VC, a FINRA and SEC licensed funding portal, a commission equivalent to 6% (six percent) based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing. In addition, First Democracy VC shall receive 1% (one percent) of the securities issued at the time of closing as compensation in the form of a warrant with the term to be not less than 10 years. Fees in the chart above only reflect the cash commission, and do not reflect the warrants, which are represented in the capitalization table herein.

(2) Does not reflect payment of other expenses of this offering, which are estimated to not exceed $51,500.00 and which include, among other things, legal fees, accounting and auditing fees, reproduction expenses and actual out-of-pocket expenses incurred by the Company selling, but which do not include fees to be paid to First Democracy VC.

PLEASE REVIEW ALL RISK FACTORS ON PAGES 17 THROUGH 32 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

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THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM OR ON THE INTERMEDIARY'S PORTAL, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

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PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING MEMORANDUM, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

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BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY'S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND CONSULT YOUR OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THIS INVESTMENT.

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NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING MEMORANDUM HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

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Forward Looking Statement Disclosure

This Form C, Offering Memorandum, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C, Offering Memorandum, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C, Offering Memorandum, and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, Offering Memorandum, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements. Any forward-looking statement made by the Company in this Form C, Offering Memorandum or any documents incorporated by reference herein speaks only as of the date of this Form C, Offering Memorandum or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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About This Form C and Offering Memorandum

In making an investment decision, you should rely only on the information contained in this Form C and Offering Memorandum. The Company has not authorized anyone to provide you with information different from that contained in this Form C and Offering Memorandum. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C and Offering Memorandum is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C and Offering Memorandum. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities. This Form C and Offering Memorandum do not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C and Offering Memorandum. The Company does not expect to update or otherwise revise this Form C, Offering Memorandum or other materials supplied herewith. The delivery of this Form C and Offering Memorandum at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C and Offering Memorandum. This Form C and Offering Memorandum are submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

OFFERING SUMMARY	7
Perks	7
THE COMPANY AND ITS BUSINESS	10
Darling Media Inc.'s Business	10
The Darling Media Inc. Brand and Mission	10
Darling's Founders	11
Growth Metrics	11
Growth Strategy	12
MANAGEMENT	13
Officers	13
Directors	14
PRINCIPAL SECURITY HOLDERS	16
RELATED PARTY TRANSACTIONS	16
RISK FACTORS	17
OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES	32
Terms Of The Offering	32
Capitalization Table	32
Classes of Securities	33
Securities Reserved for Issuance upon Exercise or Class of Security Conversion	34
What It Means To Be A Minority Shareholder	34
Dilution	35
Transferability of Securities	35
FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS	37
USE OF PROCEEDS	38
TAX MATTERS	39
REGULATORY INFORMATION	39
EXHIBIT B: FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW	41
EXHIBIT C: INFORMATION ABOUT THE COMPANY'S BUSINESS FROM FIRST DEMOCRACY VC's WEBSITE (SCREENSHOTS)	49
EXHIBIT D: VIDEO TRANSCRIPT	63
EXHIBIT E: PORTAL SUBSCRIPTION PROCESS	64
EXHIBIT F: OTHER INFORMATION	66

OFFERING SUMMARY

(For full offering details, please (1) thoroughly review Part I of Form C filed with the Securities and Exchange Commission (2) thoroughly review this Offering Memorandum and (3) thoroughly review any attached documents to Part I of Form C and this Offering Memorandum)

Type of Stock Offering: Class C Common Stock

Price Per Share: $6.00 per share of Class C Common Stock

Minimum Per Investor Investment: $120.00 (20 shares) per investor

Minimum Shares Per Investor: 20 shares of Class C Common Stock per investor

Target Amount of Offering: $60,000.00 (10,000 shares of Class C Common Stock)

Maximum Overall Offering: $1,069,980.00 (178,330 shares of Class C Common Stock)

Date of Offering: May 5, 2017

Close Date of Offering: August 7, 2017 unless extended by the Company in their discretion

Use of Proceeds: See the description of the use of proceeds on page 38 herein.

Voting Rights: The Class C Common Stock being sold in this Offering has no voting rights. For a description of the voting rights of all classes of stock of the Company, see page 33 herein.

Shares will be offered on a continuous basis until either 1) maximum number of shares or sold; 2) company at its sole discretion withdraws this offering; 3) Close Date unless extended by the company in their discretion.

Company will not accept investments greater than the maximum overall offering amount.

Company will accept investments at its sole discretion based upon first come first served acceptance of completed investment subscriptions.

Perks

Darling Media Inc. will provide the following "perks" to investors in this offering, in addition to the shares purchased, at each level of investment defined below, after shares are issued to the investor:

For an investment of $120.00 (20 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Exclusive special edition #ThatsDarling pin

- Virtual High Five plus a personalized "thank you" via one of Darling's social media handles
- The investor's name will be featured in a special online article called "Our Wall of Gratitude" at the conclusion of the campaign

For an investment of $240.00 (40 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- The perks listed above at the $120 investment level, plus:
- One year's subscription to Darling Magazine

For an investment of $600.00 (100 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $240 investment level and $120 investment level, plus:
- A personalized 8X10 Darling mission statement print signed by Darling's Editor in Chief
- Two years' subscription (not one year as with the $240 level) to Darling Magazine

For an investment of $990.00 (165 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $600 investment level, $240 investment level and $120 investment level, plus:
- An invitation to a quarterly Darling Panel discussion, hosted at the Darling Headquarters in Los Angeles with key members from the Darling editorial team and influential creators from Darling's Advisory Board. Travel to Darling's Los Angeles office and accommodations are not included

For an investment of $2,400.00 (400 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $990 investment level, $600 investment level, $240 investment level and $120 investment level, plus:
- Be a special guest on set of one Darling photo shoot *or* a one-day film shoot for a featured video or an episode of a new show (Travel to Darling's Los Angeles office or the photo or film location and accommodations are not included)
- Invitation to a wrap party for Darling's first show with the cast of the show and the Darling team
- Inclusion in an Instagram story about why the investor feels video is important and what the investor would like to see Darling create in the future

For an investment of $4,800.00 (800 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $2,400 investment level, the $990 investment level, $600 investment level, $240 investment level and $120 investment level, plus:

- A free 2-hour workshop with the Editor-in-Chief and one additional member of the Darling Team of your choosing such as one of our producers or social media experts (Travel to Darling's Los Angeles office and accommodations are not included)
- A featured interview, including the investor's own quote in the caption, published across each of Darling's social media platforms

For an investment of $9,900.00 (1,650 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $4,800 investment level, $2,400 investment level, the $990 investment level, $600 investment level, $240 investment level and $120 investment level, plus:
- Invitation for the investor and one guest to dinner with the Darling founders in Los Angeles (Travel to Darling's Los Angeles office and accommodations are not included)

For an investment of $24,000.00 (4,000 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $9,900 investment level, $4,800 investment level, $2,400 investment level, the $990 investment level, $600 investment level, $240 investment level and $120 investment level, plus:
- Invitation for two to one Darling retreat
- One styling session with a Darling stylist and a personal photo shoot with one of Darling's photographers
- Travel to the retreat and our Los Angeles office and accommodations up to $2,500 included

For an investment of $48,000.00 (8,000 shares) or more, an investor will receive the following in addition to the shares purchased, once the shares are issued to the investor:

- Everything at the $24,000 investment level, $9,900 investment level, $4,800 investment level, $2,400 investment level, the $990 investment level, $600 investment level, $240 investment level and $120 investment level, plus:
- The opportunity to pitch five ideas for a Darling print article: Darling will write a featured article on one of the investor's ideas *or* Darling will conduct an interview with the investor about the investor's company, the company of a friend, or a nonprofit of the investor's choice.
- Travel to the retreat and Darling's Los Angeles office and accommodations up to $5,000 included

THE COMPANY AND ITS BUSINESS

Darling Media Inc.'s Business

Darling Media Inc. (hereinafter either "Darling" or the "Company") is a media company targeting millennials through various means including a magazine, online blog and website, social media, events and video. Darling is a corporation organized under the laws of Delaware. The Company produces a quarterly print women's magazine focused on the empowerment of women. The magazine includes articles about self-empowerment, self-improvement, career, relationships, style, travel, recipes as well as interviews, features and stories from a pool of selected creative contributors.

Darling Media Inc., is the surviving corporation of a recent merger between Darling, Inc. and Darling Studios, LLC. The Agreement of Merger was approved adopted, certified, executed and acknowledged by each of the constituent corporations. The merger was effective on April 28, 2017 and the Agreement of Merger is attached hereto as part of Exhibit F.

The Darling Media Inc. Brand and Mission

Women's media for millennials is currently shallow, degrading and lacking the authentic advice they crave. Statistics show that only 4% of women around the world consider themselves beautiful, 72% of girls feel tremendous pressure to be "beautiful," 80% of women who look in the mirror feel bad about themselves and 50% of teenage girls use unhealthy weight control behaviors such as skipping meals, fasting, smoking cigarettes, vomiting, and taking laxatives to control their weight.[1] Most media targeting millennial women feed into this unhealthy behavior with headlines and stories such as "Lose 10 Pounds Now," "698 Ways To Look Pretty" and "Shrink Your Body And Lose Your Butt."

Darling is an empowering, classy and uplifting new-wave media company for millennials that broadens the definition of beauty and seeks to instill purpose and character into women's lives. Darling embraces women of different ethnicities and body types, and as such, none of the photographs are retouched to alter women's faces or bodies. The Company aims to fill a niche in an influential market where there are too few identifiable brands for the millennial demographic that seek all-inclusive and meaningful content.

At present, the Company has five verticals:

- Darling Magazine: An empowering and retouching-free women's magazine that includes articles about self-empowerment, self-improvement, career, relationships, style, and travel.

- Darling Studios: Division producing a slate of custom creative shows that expand upon the art of being a woman and are promoted across the digital space

- DarlingMagazine.org: A website with relevant, deep, and authentic content for millennial women; digital copies of the magazine are also available through the website

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[1] Dove, Glamour Magazine DOVE, Eating Disorder Hope, National Institute of Mental Health

- @Darling: Social media platform that promotes a broad definition of "beauty"

- Darling Events: National events, dinners, and retreats to bring the Darling message to life

Darling's audience is tailored to advertisers who want to target smart, savvy and conscious consumers who are at the top of consumer spending demographics.

For example, Coors is looking to Darling for cultural cues on how to "communicate with women in a less sexual way." Mattel's global marketing director references Darling as inspiration for their new vision for redefining the female toy market. Further, American Eagle has worked with Darling to promote its real-beauty brand Aerie. Similarly, J. Crew has marketed its Madewell brand through Darling.

Darling's Founders

Sarah Dubbeldam is the co-founder and CEO of Darling and has a background of more than seven years of experience as a professional model and actress with Wilhelmina, a top agency in Los Angeles. She has modeled in national campaigns for Target, InStyle Magazine, Budweiser, and many more. In this industry she found a passion to broaden the idea of "beauty" and has now brought her extensive knowledge of photo shoots to Darling creating the one of the only magazines in the world that does not retouch women's bodies or skin and is a cultural leader in representation of all sizes of women. She's been interviewed on outlets such as CNN, NBC, Refinery 29 and Huffington Post and speaks nationally on the movement of Darling.

Steve Dubbeldam is the co-founder and President of Darling. He has founded six brands in the fashion, publishing, digital and experiential design industries over the last ten years in partnership with international brands such as Hudson Jeans and large digital platforms such as Uncrate.com. His brands have been featured in GQ, Details, Nylon Magazine, Vogue, Seventeen and many more. He has a background in building consumer brands with loyal and passionate followers, implementing disruptive and innovative marketing campaigns and foreseeing new opportunities in the market.

Growth Metrics

Darling has built a large, loyal following and is experiencing growth across several verticals of the brand. Darling has averaged more than 35% revenue growth year over year since 2014 and a 57% per year average circulation increase for print magazine from 2012 – 2016. As of the date of this Offering Memorandum, Darling has more than 350,000 social media followers and is growing at an average rate of 5,000 new followers per month. On Instagram, its content averages 1.3 million impressions per seven-day period, and it has over 10 million photos tagged with the hashtags #thatsdarling and #darlingmovement.

In addition, Darling has gained the attention of major news media and the business of large national retailers. Darling has been the subject of a CNN feature story and an NBC News spotlight segment.

National retailers including Whole Foods and Barnes & Noble and more than 400 other boutiques and specialty stores carry Darling Magazine.

Advertisers in Darling at the time of this Offering Memorandum include recognizable brands and companies such as Aerie, Madewell, LuisViaRoma, and CB2.

Growth Strategy

Darling's growth strategy involves three phases:

1. Phase One (2012 to 2015): Establishing a strong brand, loyal following, and market validation through a lasting print product with minimal staff overhead.

2. Phase Two (2016 to present): Monetize the platform through powerful advertiser campaigns across our multiple verticals with a part-time staff.

3. Phase Three (Future): Scale our verticals to compete with the large players in the women's media industry with full time specialized staff. Develop Darling-branded digital and TV content through Darling Studios.

Darling Media Inc. currently operates all verticals of the Darling brand, including Darling Magazine, DarlingMagazine.org, @Darling, Darling Events and Darling Studios. The Company recently completed a merger in order to expand its brand into TV and digital content creation and production.

Growth strategy in each of our verticals involves the following:

Darlingmagazine.org

- Expand website as a premiere destination for women to compete with other major women's digital publishers

Darling Events

- Increase partnerships with large brands for sponsored events
- Establish an annual Darling Conference and expand Darling Retreats

Darling Magazine

- Expand into UK, Scandinavia and Australia
- Translate versions for Japan, Korea and China
- License deals to position Darling Magazine in international markets

@Darling Social Media

- Grow and monetize Darling's social media channels

Darling Studios

- Expand brand into television and video content creation and production.

MANAGEMENT

Officers

The following are the executive officers of the Company as of the date of this Memorandum:

Name:	**Sarah Dubbeldam**
Title:	Chief Executive Officer, Creative Director, Editor-In-Chief, Vice President and Treasurer
Dates of Service:	April 28, 2017 to present
Responsibilities:	Chief Executive Officer, Vice President and Treasurer duties defined by Bylaws. Oversee creative vision and production of all expressions of the brand.
Prior Positions with the Company:	Editor in Chief and Creative Director of Darling Inc. prior to merger.
Dates of Service:	October 1, 2013 to April 28, 2017
Responsibilities:	Responsible for editing and overall creative aspects of Darling Magazine and related content in other Darling verticals.
Other Employers Past Three Years:	None
Other Employer's Principal Business:	N/A
Title with Other Employer:	N/A
Dates of Service:	N/A
Responsibilities:	N/A

Name:	**Steve Dubbeldam**
Title:	President
Dates of Service:	April 28, 2017 to present
Responsibilities:	President duties defined by Bylaws.
Prior Positions with the Company:	CEO of Darling Inc. prior to merger.
Dates of Service:	October 1, 2013 to April 28, 2017
Responsibilities:	Responsible for all day-to-day management decisions and for implementing the company's long and short term plans.
Other Employers Past Three Years:	Solo Deo Gloria d/b/a Wilderness Collective
Other Employer's Principal Business:	Adventure tours and publishing Wilderness Magazine.
Title with Other Employer:	Chief Executive Officer and Founder
Dates of Service:	May 23, 2012 to present
Responsibilities:	Responsible for all day-to-day management decisions and for implementing the company's long and short term plans.

Directors

The following are the directors of the Company as of the date of this Memorandum. Directors are elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. For additional details of the rights and duties related to the Company's directors, see the Company's Bylaws attached hereto as part of Exhibit F.

Name: Steve Dubbeldam

Dates of Board Service:	April 28, 2017 to present
Principal Occupation:	President of Darling Media Inc. and Chief Executive Officer of Solo Deo Gloria d/b/a Wilderness Collective
Employer:	Darling Media Inc. and Solo Deo Gloria d/b/a Wilderness Collective
Dates of Service:	Darling Media Inc. April 28, 2017 to present, Solo Deo Gloria d/b/a Wilderness Collective May 23, 2012 to present
Employer's principal business:	2701 N. Broadway #3B, Los Angeles, CA 90031

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Other Position 1:	President of Darling Media Inc.
Dates of Service:	April 28, 2017 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Solo Deo Gloria d/b/a Wilderness Collective
Employer's principal business:	Adventure tours and magazine publishing
Title:	Chief Executive Officer
Dates of Service:	May 23, 2012 to present
Responsibilities:	Responsible for all day-to-day management decisions and for implementing the company's long and short term plans.

Name: Sarah Dubbeldam

Dates of Board Service:	April 28, 2017 to present
Principal Occupation:	Chief Executive Officer, Creative Director, Editor-In-Chief, Vice President and Treasurer
Employer:	Darling Media Inc.
Dates of Service:	April 28, 2017 to present
Employer's principal business:	2701 N. Broadway #3B, Los Angeles, CA 90031

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Other Position 1:	Chief Executive Officer, Creative Director, Editor-In-Chief, Vice President and Treasurer of Darling Media Inc.
Dates of Service:	April 28, 2017 to present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	N/A
Employer's principal business:	N/A
Title:	N/A
Dates of Service:	N/A
Responsibilities:	N/A

Name: Santino Stoner

Dates of Board Service:	April 28, 2017 to present
Principal Occupation:	Executive Producer
Employer:	The Kindling Co. LLC
Dates of Service:	2014 - Present
Employer's principal business:	Media development agency

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Other Position 1:	None
Dates of Service:	N/A

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Dot & Cross LLC
Employer's principal business:	Production company
Title:	Principal & Co-Founder
Dates of Service:	2008 - 2017
Responsibilities:	Managing member, head of media development

Employer:	Flannel
Employer's principal business:	Production company
Title:	Head of Development & Production
Dates of Service:	2001 - 2008
Responsibilities:	Management and oversight of media development and production

PRINCIPAL SECURITY HOLDERS

The following are the principal security holders of the Company – those security holders that are the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power:

Name	Number and Class of Shares	% Voting*
Sarah Dubbeldam	245,000 Shares of Class A Common Stock	32.48%
Steve Dubbeldam	245,000 Shares of Class A Common Stock	32.48%

*% of Voting Shares Prior to this Offering

RELATED PARTY TRANSACTIONS

On April 28, 2017, the Company entered into a merger agreement with two related entities under common control. Under the agreement terms, the members of Darling Studios, LLC (a Delaware LLC formed August 22, 2016) and stockholders of Darling, Inc. (a California corporation formed October 1, 2013) agreed to exchange 100% ownership in these entities for a collective total of 490,000 shares of the Company's Class A Common Stock and 510,000 shares of the Company's Class B Common Stock. Therefore, Darling, Inc. and Darling Studios, LLC merged with and into Darling Media, Inc., such that Darling Media, Inc. is the sole surviving entity of the merger.

On May 1, 2017, the Company adopted the 2017 Equity Incentive Plan (the "Plan") and reserved 52,632 shares of Class B Common Stock for issuance under the Plan. Prior to the merger, the following transactions took place with one of the predecessor companies merged into the Company, and are now the responsibility of the Company: The Company's President (Steve Dubbeldam) and a company he controls, Solo Deo Gloria d/b/a Wilderness Collective, were advanced funds from the Company and advanced funds to one of the Company's predecessor companies in the normal course of business since inception. As of December 31, 2016 and 2015, the balance due to the Company under these arrangements was $19,715 and $6,643, respectively. These advances bear no interest and are considered payable on demand.

Two other related parties advanced funds to one of the predecessor Companies during 2016 and 2015. Under these arrangements, the Company owed the related parties $82,982 and $62,982 as of December 31, 2016 and 2015, respectively. These advances bear no interest and are considered payable on demand.

The terms of any of these arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

RISK FACTORS

THE PURCHASE OF THE COMPANY'S SECURITIES OFFERED HERE INVOLVES SUBSTANTIAL RISKS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO ANY OTHER RISKS ASSOCIATED WITH THIS INVESTMENT, BEFORE YOU INVEST. THE SECURITIES OFFERED BY THE COMPANY CONSTITUTE A HIGHLY SPECULATIVE INVESTMENT AND YOU SHOULD NOT INVEST UNLESS YOU ARE IN AN ECONOMIC POSITION TO LOSE YOUR ENTIRE INVESTMENT. THE RISKS LISTED DO NOT NECESSARILY COMPRISE ALL THOSE ASSOCIATED WITH AN INVESTMENT IN THE SHARES AND ARE NOT SET OUT IN ANY PARTICULAR ORDER OF PRIORITY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS AND YOUR INVESTMENT IN THE SECURITIES OFFERED BY THE COMPANY. AN INVESTMENT IN THE COMPANY MAY NOT BE SUITABLE FOR ALL RECIPIENTS OF THIS OFFERING MEMORANDUM. YOU ARE ADVISED TO CONSULT WITH AN INDEPENDENT PROFESSIONAL ADVISER OR ATTORNEY WHO SPECIALIZES IN INVESTMENTS OF THIS KIND BEFORE MAKING ANY DECISION TO INVEST. YOU SHOULD CONSIDER CAREFULLY WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE IN THE LIGHT OF YOUR PERSONAL CIRCUMSTANCES AND THE FINANCIAL RESOURCES AVAILABLE TO YOU.

THE DISCUSSIONS AND INFORMATION IN THIS OFFERING MEMORANDUM MAY CONTAIN BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. TO THE EXTENT THAT THE OFFERING MEMORANDUM CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE FINANCIAL CONDITION, OPERATING RESULTS, BUSINESS PROSPECTS, OR ANY OTHER ASPECT OF THE COMPANY'S BUSINESS, PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS, AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT PROJECTED OR ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS IT CURRENTLY BELIEVES MAY CAUSE ACTUAL FUTURE EXPERIENCE AND RESULTS MAY DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ AND CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS:

RISKS RELATING TO THIS OFFERING AND INVESTMENT

There Will Be Restrictions On Resale Of The Securities And There Is No Assurance Of The Registration Of The Securities.

The Class C Common Stock may not be sold unless at the time of such intended sale there is a current registration statement covering the resale of the Securities or there exists an exemption from registration under the Securities Act, and such Securities have been registered, qualified, or deemed to be exempt under applicable securities or "blue sky" laws in the state of residence of the seller or in the state where sales are being effected. If no registration statement is filed with the Securities and Exchange Commission and declared effective covering the resale of any of the Securities sold pursuant to this Offering, investors will be precluded from disposing of such securities unless such securities may become eligible to be disposed of under the exemptions provided by Rule 144 under the Securities Act without restriction. If the Securities are not registered for resale under the Securities Act, or exempt therefrom, and registered or qualified under applicable securities or "blue sky" laws, or deemed exempt therefrom, the value of the such Securities will be greatly reduced. Investors should note that the exemption under Rule 144 is not available until on or after one year (1) from the date of closing. Although the Class C Common Stock may be eventually tradeable under federal securities law, state securities regulations may apply.

<u>There Is No Market For The Securities Sold In This Offering</u>

There is currently no market through which any of the Company's securities may be sold and there is no assurance that any securities of the Company will be listed for trading on a stock exchange, or if listed, will provide a liquid market for such securities. Until securities are listed on a stock exchange, holders of the securities may not be able to sell them. Even if a listing is obtained, there can be no assurance that an active public market for the Company's listed securities will develop or be sustained after completion of the Offering. The price of the securities was determined by the Company based upon several factors, and may bear no relationship to the price that will prevail in the public market. The purchase of the Company's securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

<u>Should Our Securities Become Quoted On A Public Market, Sales Of A Substantial Number Of Shares Of Our Class C Common Stock May Cause The Price Of Our Class C Common Stock To Decline.</u>

Should a market develop and our stockholders sell substantial amounts of our Class C Common Stock in the public market, shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity-related securities at a time and price that we deem reasonable or appropriate.

<u>We Have Significant Discretion Over The Net Proceeds.</u>

As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

The Offering Price For The Class C Common Stock Has Been Determined By The Company.

The price at which the Class C Common Stock are being offered has been arbitrarily determined by the Company. There is no relationship between the offering price and our assets, book value, net worth, or any other economic or recognized criteria of value. Rather, the price of the Class C Common Stock was derived as a result of our negotiations with the investors based upon various factors including prevailing market conditions, our future prospects and our capital structure. These prices do not necessarily accurately reflect the actual value of the Class C Common Stock or the price that may be realized upon disposition of the Class C Common Stock.

An Investment In The Securities Is Speculative And There Can Be No Assurance Of Any Return On Any Such Investment.

An investment in the Company's securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

Future Sales And Issuances Of Our Class C Common Stock, or Other Stock Or Rights To Purchase Class C Common Stock, or Other Stock, Could Result In Additional Dilution Of The Percentage Ownership Of Our Stockholders And Could Cause Our Share Price To Fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell Class C Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Class C Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The Securities Will Be Offered By Us On A "Best Efforts" Basis, And We May Not Raise The Maximum Offering.

We are offering the Class C Common Stock on a "best efforts" basis. In a best efforts offering such as the one described in this Offering Memorandum, there is no assurance that we will sell any of this offering including any amount up to the Maximum Offering. Accordingly, we may close upon amounts less than the Maximum Offering, which may not provide us with sufficient funds to fully implement our business plan.

If The Maximum Offering Is Not Raised, It May Increase The Amount Of Long-Term Debt Or The Amount Of Additional Equity We Need To Raise.

There is no assurance that the maximum amount of Class C Common Stock offered in this offering will be sold. If the Maximum Offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity we are required to raise will further dilute investors participating in this Offering.

<u>Investor Funds Will Not Accrue Interest While In Escrow Prior To Closing</u>.

All funds delivered in connection with subscriptions for the securities will be held in a non-interest bearing escrow account with until the closing of the offering, if any. If we fail to close prior to the termination date, investor subscriptions will be returned without interest or deduction. Investors in the securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering.

<u>We Have Not Paid Dividends In The Past And Do Not Expect To Pay Dividends In The Future. Any Return On Investment May Be Limited To The Value Of Our Class C Common Stock</u>.

We have never paid cash dividends on our Class C Common Stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Class C Common Stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as management may consider relevant. If we do not pay dividends, our Class C Common Stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

<u>The Company Has Made Assumptions In Projections and In Forward-Looking Statements That May Not Be Accurate</u>

The discussions and information in this Offering Memorandum may contain both historical and "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include all matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Memorandum, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Memorandum contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Memorandum or in other reports issued us or third party publishers.

You Should Be Aware Of The Long-Term Nature Of This Investment

There is not now, and likely will not be a public market, for the Class C Common Stock. Because the Class C Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class C Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class C Common Stock may also adversely affect the price that you might be able to obtain for the Class C Common Stock in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

Neither The Offering Nor The Securities Have Been Registered Under Federal Or State Securities Laws, Leading To An Absence Of Certain Regulation Applicable To The Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read the Form C, Offering Memorandum and all exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

A Majority Of The Company Is Owned By A Small Number Of Owners.

Prior to the Offering, the majority of the Company is owned by a small number of owners. These owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company Has The Right To Extend The Offering Deadline

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. You will be given the right to cancel your investment should there be an extension. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities Will Be Effectively Subordinate To Any Of Our Debt That Is Secured

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

The Provisions Of The Securities Relating To A Liquidation Event Or Change Of Control Transactions Will Not Necessarily Protect You.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

You Will Not Have A Vote Or Influence On The Management Of The Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

RISKS RELATING TO THE COMPANY

The Company Has Limited Operating History

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be developed in the manner contemplated and, if it cannot be, investors may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations ever will be profitable.

The Company Is Dependent On Its Management and Founders to Execute the Business Plan

The Company is dependent on its management and founders to execute the business plan. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Although Dependent On Certain Key Personnel, The Company Does Not Have Any Key Man Life Insurance Policies On Any Such People

The Company is dependent on management and founders in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, any of these key personnel, management or founders die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

<u>The Company Is Subject To Income Taxes As Well As Non-Income Based Taxes, Such As Payroll, Sales, Use, Value-Added, Net Worth, Property And Goods And Services Taxes.</u>

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

<u>The Company Is Not Subject To Sarbanes-Oxley Regulations And Lack The Financial Controls And Safeguards Required Of Public Companies</u>.

The Company does not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

<u>The Company Has Engaged In Certain Transactions With Related Persons.</u>

Please see the section of this Memorandum entitled "Related Party Transactions" for further details.

<u>Changes In Employment Laws Or Regulation Could Harm The Company's Performance</u>.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Bank Accounts Will Not Be Fully Insured

The Company's regular bank accounts and the escrow account for this offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company's Business Plan Is Speculative

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

The Company Faces Significant Competition

The Company faces and will continue to face significant competition in the magazine, online and media marketplaces. Competition in these markets is significant, and many of Company's competitors that presently exist, or that may exist in the future, will have greater resources than the Company and have more experience than the Company in each market or industry.

The Company Intends To Incur Debt

The Company expects to incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Company's Expenses Could Increase Without a Corresponding Increase in Revenues

The Company's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company's financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation; (2) increases in taxes and other statutory charges; (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies; (4) significant increases in insurance premiums; (5) increases in borrowing costs; and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

An Inability to Maintain and Enhance Product Image Could Affect Your Investment

It is important that the Company maintains and enhances the image of its existing and new products. The image and reputation of the Company's products may be impacted for various reasons including, but not limited to, bad publicity, litigation, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. These claims may not be covered by the Company's insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations, and financial condition. Any negative publicity generated could damage the Company's reputation and diminish the value of the Company's brand, which could have a material adverse effect on the Company's business, results of operations, and financial condition, as well as your investment. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a material adverse effect on its financial results as well as your investment.

<u>If We Are Unable To Effectively Protect Our Intellectual Property, It May Impair Our Ability To Compete</u>

Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL.

<u>Computer, Website or Information System Breakdown Could Affect The Company's Business</u>

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

<u>Changes In The Economy Could Have a Detrimental Impact On The Company</u>

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

<u>The Amount Of Capital The Company Is Attempting To Raise In This Offering Is Not Enough To Sustain The Company's Current Business Plan</u>

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. The Company may undertake a concurrent offering of stock or debt for accredited investors on terms to those investors more favorable than the terms of this Offering. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.

Additional Financing May Be Necessary For The Implementation Of Our Growth Strategy

The Company may require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities (including those in a possible concurrent offering of stock or debt for accredited investors on terms to those investors more favorable than the terms of this Offering) pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our Class C Common Stock.

Our Employees, Executive Officers, Directors And Insider Stockholders Beneficially Own Or Control A Substantial Portion Of Our Outstanding Stock.

Our employees, executive officers, directors and insider stockholders beneficially own or control a substantial portion of our outstanding stock which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in an investor receiving a premium over the market price for his shares. The majority of our currently outstanding shares of stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our Class C Common Stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our Class C Common Stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our Class C Common Stock in the event we merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class C Common Stock.

Darling Is Dependent Upon The Services Of Our Founders

The Company's success is heavily dependent on the continued active participation of Sarah and Steve Dubbeldam, Darling's founders. Loss of the services of either or both could have a material adverse effect upon the Company's business, financial condition or results of operations. Further, the Company's success and achievement of its growth plans depend on its ability to recruit, hire, train and retain other highly qualified technical and managerial personnel.

Competition for qualified employees among companies in the magazine, media and online industries is intense, and an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on the Company. The Company's inability to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on its business, financial condition or results of operations.

To Date, Darling Has Had Operating Losses And Does Not Expect To Be Initially Profitable For At Least The Foreseeable Future, And Cannot Accurately Predict When It Might Become Profitable

Darling has been operating at a loss since Darling's inception, and Darling expects to continue to incur losses for the foreseeable future. Further, Darling may not be able to generate significant revenues in the future. In addition, Darling expects to incur substantial operating expenses in order to fund the expansion of Darling's business. As a result, Darling expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, Darling might become profitable.

Darling May Be Unable To Manage Their Growth Or Implement Their Expansion Strategy.

Darling may not be able to expand Darling's product and service offerings, Darling's markets, or implement the other features of Darling's business strategy at the rate or to the extent presently planned. Darling's projected growth will place a significant strain on Darling's administrative, operational and financial resources. If Darling is unable to successfully manage Darling's future growth, establish and continue to upgrade Darling's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, Darling's financial condition and results of operations could be materially and adversely affected.

Darling Relies Upon Trade Secret Protection To Protect Their Intellectual Property; It May Be Difficult And Costly To Protect Darling's Proprietary Rights And Darling May Not Be Able To Ensure Their Protection.

Darling currently relies on trade secrets. Trade secrets are difficult to protect and while Darling use reasonable efforts to protect Darling's trade secrets, Darling cannot assure that Darling's employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose Darling's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, Darling's competitors may independently develop equivalent knowledge, methods and know-how. If Darling is unable to defend Darling's trade secrets from others use, or if Darling's competitors develop equivalent knowledge, it could have a material adverse effect on Darling's business. Any infringement of Darling's proprietary rights could result in significant litigation costs, and any failure to adequately protect Darling's proprietary rights could result in Darling's competitors' offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect Darling's proprietary rights to the same extent as do the laws of the United States. Therefore, Darling may not be able to protect Darling's proprietary rights against unauthorized third party use. Enforcing a claim that a third party illegally obtained and is using Darling's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce Darling's intellectual property rights, to protect Darling's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect Darling's future operating results.

<u>Darling's Operating Results Forecast Relies In Large Part Upon Assumptions And Analyses Developed By Darling. If These Assumptions And Analyses Prove To Be Incorrect, Darling's Actual Operating Results May Be Materially Different From Darling's Forecasted Results.</u>

Whether actual operating results and business developments will be consistent with Darling's expectations and assumptions as reflected in Darling's forecast depends on a number of factors, many of which are outside Darling's control, including, but not limited to:

- whether Darling can obtain sufficient capital to sustain and grow Darling's business;
- whether Darling can manage relationships with key vendors;
- demand for Darling's products;
- the timing and costs of new and existing marketing and promotional efforts;
- the market response to Darling's products, and Darling's ability to introduce new products in a timely, cost-effective basis, and in a manner that does not detract from Darling's existing products;
- Darling's ability to manage Darling's growth;
- competition from other magazines and media companies, as well as other competitors;
- Darling's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies; and consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond Darling's control, could materially and adversely affect Darling's business, results of operations and financial condition.

<u>Darling Is Dependent Upon Key Personnel And Consultants.</u>

Darling's success is heavily dependent on the continued active participation of Darling's current executive officers listed under "Management." Loss of the services of one (1) or more of Darling's officers could have a material adverse effect upon Darling's business, financial condition or results of operations. Further, Darling's success and achievement of Darling's growth plans depend on Darling's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the magazine, media and online industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of Darling's activities, could have a materially adverse effect on us. The inability on Darling's part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on Darling's business, financial condition or results of operations.

<u>Darling's Business Model Is Evolving</u>

Darling's business model is unproven and is likely to continue to evolve. Accordingly, Darling's initial business model may not be successful and may need to be changed. Darling's ability to generate significant revenues will depend, in large part, on Darling's ability to successfully market Darling's products to potential users who may not be convinced of the need for Darling's products and services or who may be reluctant to rely upon third parties to develop and provide these products. Darling intends to continue to develop Darling's business model as Darling's market continues to evolve.

<u>If Darling Fails To Maintain And Enhance Awareness Of Darling's Brand, Darling's Business And Financial Results Could Be Adversely Affected</u>.

Darling believes that maintaining and enhancing awareness of Darling's brand is critical to achieving widespread acceptance and success of Darling's business. Darling also believe that the importance of brand recognition will increase due to the relatively low barriers to entry in Darling's market. Maintaining and enhancing Darling's brand awareness may require Darling to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If Darling is unable to continuously maintain and enhance Darling's media presence, Darling's market may decrease and Darling may fail to attract advertisers and subscribers, which could in turn result in lost revenues and adversely affect Darling's business and financial results.

<u>Darling Needs To Increase Brand Awareness.</u>

Due to a variety of factors, Darling's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of Darling's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in Darling's market increases. Successfully promoting and positioning Darling's brand will depend largely on the effectiveness of Darling's marketing efforts. Therefore, Darling may need to increase Darling's financial commitment to creating and maintaining brand awareness. If Darling fail to successfully promote Darling's brand name or if Darling incur significant expenses promoting and maintaining Darling's brand name, it would have a material adverse effect on Darling's results of operations.

<u>Darling Faces Competition In Darling's Markets From A Number Of Large And Small Companies, Some Of Which Have Greater Financial, Research And Development, Production And Other Resources Than Darling Has.</u>

The industry competitors with which Darling competes in many cases have longer operating histories, established ties to the market and consumers, and greater brand awareness. Many of Darling's competitors in the market space have greater financial, technical and marketing resources. Darling's ability to compete depends, in part, upon a number of factors outside Darling's control, including the ability of Darling's competitors to develop alternatives that are competitive.

If Darling fails to successfully compete in the markets, or if Darling incurs significant expenses competing, it would have a material adverse effect on Darling's results of operations.

A Data Security Breach Could Expose Darling To Liability And Protracted And Costly Litigation, And Could Adversely Affect Darling's Reputation And Operating Revenues.

To the extent that Darling's activities involve the storage and transmission of confidential information, Darling and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to Darling's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving Darling's products and services, reputational damage and claims or regulatory actions against us. If Darling is sued in connection with any data security breach, Darling could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, Darling might be forced to pay damages and/or change Darling's business practices or pricing structure, any of which could have a material adverse effect on Darling's operating revenues and profitability. Darling would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

Darling Depends On Third Party Providers For A Reliable Internet Infrastructure And The Failure Of These Third Parties, Or The Internet In General, For Any Reason Would Significantly Impair Darling's Ability To Conduct Its Business.

Darling will outsource some or all of its online presence and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, the Company may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. The Company cannot be certain it will be successful in quickly identifying and neutralizing these attacks. If either a third party facility failed, or the Company's ability to access the Internet was interfered with because of the failure of Internet equipment in general or the Company becomes subject to malicious attacks of computer intruders, its business and operating results will be materially adversely affected.

Darling's Employees May Engage In Misconduct Or Improper Activities

Darling, like any company, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper or illegal activities, which could result in regulatory sanctions and serious harm to Darling's reputation.

Limitation Of Director Liability

The Company may provide for the indemnification of directors to the fullest extent permitted by law and to the extent permitted by such law, eliminate or limit the personal liability of directors to Darling and its shareholders of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Darling pursuant to the foregoing provisions, Darling has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Terms of the Offering

Type of Stock Offering: Class C Common Stock

Price Per Share: $6.00 per share of Class C Common Stock

Minimum Per Investor Investment: $120.00 (20 shares) per investor

Minimum Shares Per Investor: 20 shares of Class C Common Stock per investor

Target Amount of Offering: $60,000.00 (10,000 shares of Class C Common Stock)

Maximum Overall Offering: $1,069,980.00 (178,330 shares of Class C Common Stock)

Date of Offering: May 5, 2017

Close Date of Offering: August 7, 2017 unless extended by the Company in their discretion

Capitalization Table

The following table lists the percentage and shares of the current ownership prior to this offering. If all 178,330 shares of Class C Common Stock are sold in this offering, and no other shares are issued or otherwise sold that would affect this Capitalization Table, the shares sold in this Offering would then comprise 14.20% of the 1,256,167 total shares of the Company that would be then issued, under those circumstances.

Class A Common Stock (1)	Shares	%
Sarah Dubbeldam	245,000	22.82%
Steve Dubbeldam	245,000	22.82%
Class B Common Stock (2)	**Shares**	**%**
Garet Awad	35,000	3.26%
Kristofer Gray	35,000	3.26%
Lockwood Holmes	35,000	3.26%
Sarah G Whitesage Living Trust	35,000	3.26%
The Kindling Co. LLC	150,000	13.97%
Corey Petrick	35,000	3.26%
Santino Stoner	35,000	3.26%
Tiny Horse LLC	150,000	13.97%
Brigit and Noah Ritchie	5,338	0.50%
Jimmy and Nancy Chow-Hung Cheng Loon	10,554	0.98%
Peter and Janet Richardson	5,313	0.49%
Equity Incentives Pool (3)	56,632	4.90%
Total Issued (4)(5)	**1,077,837**	**100.00%**

(1) Class A Common Stockholders are entitled to two (2) votes for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

(2) Class B Common Stockholders are entitled to one (1) votes for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

(3) None of the shares reflected in the Equity Incentive Pool have been issued as of the date of this Form C being filed.

(4) In addition to the issued shares detailed above, the Company has convertible notes outstanding which, if converted into stock, will further dilute all shareholders in the company. Furthermore, the Company may issue additional shares or options to employees, independent contractors and others as part of an additional incentive pool, an employee stock option program in addition to the shares reflected in the equity incentives category above, and/or for other reasons, all of which will further dilute all shareholders in the company. The chart above only shows shares issued as of the date of this Offering (with the exception of the equity incentives as noted above), and does not reflect any of the convertible note holders, or others who may receive stock in the future, warrants that may be issued to First Democracy VC or others, nor does it reflect investors who become shareholders through this Offering.

(5) The Company may undertake a concurrent offering of stock or debt for accredited investors on terms to those investors more favorable than the terms of this Offering. Such an offering, and the effect it would have on the capitalization table of the Company as set out above, as well as for investors in this Regulation Crowdfunding Offering and their holdings under a capitalization table of the Company after this Regulation Crowdfunding Offering closes, are not illustrated by the Capitalization Table above.

Classes of Securities

The Company has three classes of securities: Class A Common Stock, Class B Common Stock and Class C Common Stock. The securities being sold in this Offering are Class C Common Stock.

The rights and privileges of each class of common stock of the Company are identical, with the exception of voting rights. The Company's Class C Common Stock sold in this Offering have no voting rights, as set out below.

Each holder of Class A Common Stock is entitled to two (2) votes for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Each holder of Class B Common Stock is entitled to one (1) vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as required by law, each holder of Class C Common Stock, as such, shall have no voting rights.

All of the Company's common stock in all classes (including the Class C Common Stock sold in this Offering) are restricted as set out in Section 8.14 of the Company's Bylaws. No Company stockholder may sell, assign, pledge or in any manner transfer any of the shares of any class of common stock of the Company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in Section 8.14 of the Company's Bylaws, which are available for review in Exhibit F herein.

Securities Reserved for Issuance upon Exercise or Class of Security Conversion

The Company issued convertible notes to three investors that were converted by the investors into 21,205 shares of Class B Common Stock following the merger described above, which are reflected in the Capitalization Table. There are $50,000.00 of convertible notes outstanding that may be converted by the noteholders based upon the election of the noteholder, that are not accounted for in the Capitalization Table. The Company and/or the investors holding these convertible notes may convert some or all of the notes to equity either during or after this Offering. Should that occur, all shareholders and investors in this Offering will be further diluted.

What It Means To Be A Minority Shareholder

Founders and prior investors beneficially own or control a substantial portion (the majority) of our outstanding stock. In addition, the two founders, Sarah and Steve Dubbeldam together own a controlling interest in the Company, and a majority of the Company's outstanding stock. These factors limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company.

Additionally, this concentration of ownership could discourage or prevent a potential takeover of the Company that might otherwise result in an investor receiving a premium over the market price for his or her shares. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares of our Class C Common Stock, you may have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of the Class C Common Stock. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our Class C Common Stock in the event we merge or are acquired.

Dilution

Future sales and issuances of our stock or rights to purchase stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution which means they will own a smaller percentage of the total shares outstanding due to the issuance of the new shares and securities.

The Company may undertake a concurrent offering of stock or debt for accredited investors or others on terms more favorable to those investors than the terms of this Offering. Should such an additional offering take place, investors in this Regulation Crowdfunding Offering may experience substantial dilution, which means they will own a smaller percentage of the total shares outstanding due to the issuance of the new shares and securities in the potential concurrent offering.

We may sell various classes of Common Stock, other stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell any form of Common Stock, other stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

In addition, The Company and/or the investors holding convertible notes may convert some or all of the notes to equity either during or after this Offering. Should that occur, all shareholders and investors in this Offering will be further diluted. Furthermore, the Company may issue additional shares to employees, independent contractors and others as part of an incentive pool, an employee stock option program, and/or for other reasons, all of which will further dilute all shareholders in the company.

Transferability of Securities

In addition to restrictions on transferability found in the Company's Bylaws, for a year the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor (the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person); and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements as of April 25, 2017 (inception) can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition: Results of Operations

The Company launched operations on April 28, 2017. The results of the Company's operations are reflected in the financial statements which can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part through the dates of those financial statements.

Financial Milestones

Financial milestones will include the completion of this offering and the continued operation of the Company's business.

Liquidity and Capital Resources

The Company is dependent on its ability to raise capital including this offering, and on continued operations of its business, until it reaches profitability which cannot be assured.

Indebtedness

The Company has assumed debt of one of the predecessor companies prior to the merger of $272,763.00 as of December 31, 2016, the end of the last fiscal year for the predecessor company. The Company may in the future take on additional debt to finance its operations or acquisitions. Terms of any future debt cannot be predicted and debt may not be available on terms that are attractive.

Recent Offerings Of Securities

The Company was founded in 2017 after the merger described above and the Company has not undertaken any offerings of securities prior to this Offering.

Valuation

The Company's valuation is completely subjective and was arrived at by its Board of Directors after consulting with and discussing the Company with its advisors in the legal, accounting, and securities industries.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $6.00 the net proceeds from the sale of the 10,000 shares in the target offering will be approximately $49,900.00 after deducting the estimated offering expenses of approximately $10,100.00.

The net proceeds of this offering will be used primarily to fund the ongoing operating of the Company's business. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If $250,000 Is Sold	If $500,000 Is Sold	If $750,000 Is Sold	If Maximum Offering Amount Sold
Total Proceeds:	$60,000	$250,000	$500,000	$750,000	$1,069,980.00
Less: Offering Expenses					
Funding Portal Fees	$3,600	$15,000	$30,000	$45,000	$64,198.80
Professional Fees	$6,500	$51,500	$51,500	$51,500	$51,500.00
Net Proceeds	$49,900	$183,500	$418,500	$653,500	$954,281.20
Use of Net Proceeds:					
New Hires/ Working Capital	$49,900	$133,500	$328,500	$523,500	$764,281.20
Repayment of Debt/Financing Arrangements	$0.00	$50,000	$90,000	$130,000	$190,000.00
Total Use of Net Proceeds	$49,900	$183,500	$418,500	$653,500	$954,281.20

The Use of Proceeds above do not reflect the warrants to be given to First Democracy VC as a commission. The Company has discretion to alter the proceeds as set forth above. The Company may alter the use of proceeds in its discretion to manage its available capital and deploy it to execute its business plan. In all instances, the use of proceeds set out above is merely the Company's good faith estimate of the use of proceeds at present, and the Company may choose to use the proceeds from the Offering in a completely different manner than set out above. The Company reserves the right to use the proceeds from this Offering in any manner which the Company, in its absolute discretion, sees fit and the Company is not bound to use the proceeds as set out above, should the Company, in its discretion, choose not to do so.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Irregular Use of Proceeds

No intended irregular use of proceeds is reportable for the following categories as none of the following examples will exceed $10,000: vendor payments and salary made to related parties, friends or relatives; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment." As set out in the Use of Proceeds above, if the Company raises more than $250,000 in this Offering, it intends to use a portion of those funds in excess of $10,000 to repay debt.

REGULATORY INFORMATION

Eligibility

The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940. The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports). The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding

Bad Actor Disclosure and Disqualification

No director, officer or 20% or greater shareholder is disqualified for any reason under any law or SEC ruling from participating in this offering.

Annual Reports

Annual reports on the Company's business operations including its accounting financial statements will be made available on the Company's website: www.DarlingMagazine.org. The Company's fiscal year starts on January 1st and closes on December 31, each year.

The Company will file a report with the United States Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding, if one of the following occurs:

(1) The Company is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));

(2) The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) The Company or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has never failed to comply with any provision in Regulation CF. The Company has never raised or attempted to raise capital under Regulation CF.

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering will appear on the Company's profile page on First Democracy VC's funding portal.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

Darling Media, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

April 25, 2017 (Inception)

DARLING MEDIA, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
BALANCE SHEET	2
NOTES TO THE FINANCIAL STATEMENTS	3-6



To the Board of Directors
Darling Media, Inc.
Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Darling Media, Inc. ☐☐☐☐☐☐☐☐☐as of April 25, 2017 (inception) and the related notes to the balance sheet. A review includes primarily applying ☐☐ review is substantially less in scope than an audit, the objective of which is the expression of an opinion ☐☐☐☐☐☐☐☐☐☐☐statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
May 3, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

DARLING MEDIA, INC.
BALANCE SHEET (UNAUDITED)
As of April 25, 2017 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-
Stockholders' Equity:		
Common Stock, $0.01 par, 2,790,000 shares authorized, 0 shares issued and outstanding, each as of April 25, 2017 (inception)		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.
-2-

DARLING MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of April 25, 2017 (inception)

NOTE 1: NATURE OF OPERATIONS

Darling Media, Inc. (the "Company"), is a corporation organized April 25, 2017 under the laws of Delaware. The Company will develop media targeting millennials through various means including a magazine, video content, online blog and website, social media and events. The Company will also continue the operations of the companies it assumed in the merger agreement discussed in Note 6, including producing a quarterly print women's magazine focused on the empowerment of women.

As of April 25, 2017 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of April 25, 2017 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 2,790,000 shares of $0.01 par value common stock as of April 25, 2017 (inception). The common stock is designated as:

- 490,000 Class A Common Stock, $0.01 par.
- 2,000,000 Class B Common Stock, $0.01 par.
- 300,000 Class C Common Stock, $0.01 par.

Each holder of Class A Common Stock shall be entitled to two votes for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Each holder of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as required by law, each holder of Class C Common Stock, as such, shall have no voting rights.

As of April 25, 2017 (inception), no shares were issued or outstanding. As discussed in Note 6, common stock was issued in a merger transaction after the date of these financial statements.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Merger and Stock Issuances

On April 28, 2017, the Company entered into a merger agreement with two related entities under common control. Under the agreement terms, the members of Darling Studios, LLC (a Delaware LLC formed August 22, 2016) and stockholders of Darling, Inc. (a California corporation formed October 1, 2013) agreed to exchange 100% ownership in these entities for a collective total of 490,000 shares of the Company's Class A Common Stock and 510,000 shares of the Company's Class B Common Stock. Therefore, Darling, Inc. and Darling Studios, LLC merged with and into Darling Media, Inc., such that Darling Media, Inc. is the sole surviving entity of the merger.

Additionally, the merger triggered conversion of convertible notes payable that were held in Darling, Inc., resulting in the issuance of 21,205 shares of the Company's Class B Common Stock.

See accompanying Independent Accountant's Review Report

-5-

DARLING MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of April 25, 2017 (inception)

2017 Equity Incentive Plan

On April 28, 2017, the Company adopted the 2017 Equity Incentive Plan (the "Plan") and reserved 52,632 shares of Class B Common Stock for issuance under the Plan.

Management's Evaluation

Management has evaluated subsequent events through May 3, 2017, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM FIRST DEMOCRACY VC's WEBSITE



Company: Darling Media

Market: Media

Product: Independent print and digital media platform with a "no-retouching" policy that seeks to redefine beauty and empower women through authentic and positive content

Company Highlights

- National retailers including Whole Foods® and Barnes & Noble as well as more than 400 other boutiques and specialty stores carry Darling Magazine
- In Q1 2017, Darling generated nearly $417,000 in revenue □ its best quarter to date □ up roughly 46% from Q1 2016
- Over 350,000 social media followers, growing at an average rate of 5,000 new followers per month
- On Instagram, there are over 10 million photos tagged with the hashtags #thatsdarling and #darlingmovement
- Advertising campaigns with brands such as Aerie (American Eagle), LuisaViaRoma, Madewell (J.Crew), and CB2

PERKS

Darling Media will provide the following "perks" to investors in addition to the shares purchased, at each level of investment defined below, after shares are issued to the investor. All perk thresholds are inclusive of previous perk thresholds.

$120 (20 shares) or more:
- Exclusive special edition #ThatsDarling pin
- Virtual High Five plus a personalized "thank you" via one of Darling's social media handles
- The investor's name will be featured in a special online article called "Our Wall of Gratitude" at the conclusion of the campaign

$240 (40 shares) or more:
- The perks listed above, plus:
- One-year subscription to Darling Magazine

$600 (100 shares) or more:
- The perks listed above, plus:
- A personalized 8x10 Darling mission statement print signed by Darling's Editor in Chief
- Two-year subscription (not one year as with the $240 level) to Darling Magazine

$990 (165 shares) or more:
- The perks listed above, plus:
- An invitation to a quarterly Darling Panel discussion, hosted at the Darling Headquarters in Los Angeles with key members from the Darling editorial team and influential creators from Darling's Advisory Board (Travel to Darling's Los Angeles office and accommodations are not included)

Confidential Executive Summary   Page 1

$2,400 (400 shares) or more:
- The perks listed above, plus:
- Be a special guest on set of one Darling photo shoot, a one-day film shoot for a featured video, or an episode of a new show (Travel to Darling's Los Angeles office or the photo or film location and accommodations are not included)
- Invitation to a wrap party for Darling's first show with the cast of the show and the Darling team
- Inclusion in an Instagram story about why the investor feels video is important and what the investor would like to see Darling create in the future

$4,800 (800 shares) or more:
- The perks listed above, plus:
- A free two-hour workshop with the Editor in Chief and one additional member of the Darling Team of your choosing, such as a producer or social media expert (Travel to Darling's Los Angeles office and accommodations are not included). Workshops could be fulfilled in one trip or two separate trips
- A featured interview, including the investor's own quote in the caption, published across each of Darling's social media platforms

$9,900 (1,650 shares) or more:
- The perks listed above, plus:
- Invitation for the investor and one guest to dinner with the Darling founders in Los Angeles (Travel to Darling's Los Angeles office and accommodations are not included)

$24,000 (4,000 shares) or more:
- The perks listed above, plus:
- Invitation for two to one Darling retreat
- One styling session with a Darling stylist and a personal photo shoot with one of Darling's photographers
- Travel to the retreat and Darling's Los Angeles office, with accommodations paid up to $2,500

$48,000 (8,000 shares) or more:
- The perks listed above, plus:
- The opportunity to pitch five ideas for an article – Darling will write a featured article on one of the investor's ideas or Darling will conduct an interview with the investor about the investor's company, the company of a friend, or a nonprofit of the investor's choice
- Travel to the retreat and Darling's Los Angeles office, with accommodations paid up to $5,000

COMPANY SUMMARY

Opportunity

Darling Media ("Darling") is an empowering, classy, and uplifting new-wave media company for millennials that broadens the definition of beauty and seeks to instill purpose and character into women's lives. Darling embraces women of different ethnicities and body types, and, as such, none of its photographs are retouched to alter faces or bodies. The company aims to fill a niche in an influential market where there are too few identifiable brands for the millennial demographic that seek all-inclusive and meaningful content.

Product

Darling produces a quarterly print women's magazine focused on the empowerment of women. Darling Magazine was launched in May 2012 after raising funds via a Kickstarter campaign for its first print issue. Since the launch, Darling Magazine has published 19 issues, including digital copies, and has built a strong readership base with print circulation having increased at an average rate of 57% per year from 2012 to 2016.


darling MAGAZINE

Darling Magazine includes articles about self-empowerment, self-improvement, career, relationships, style, and travel. It also includes interviews, features, and stories from a pool of selected creative contributors and celebrities.


RASHIDA!
DEBBY RYAN
THIS BAR SAVES LIVES
DON'T WAIT, SEIZE IT
HANNAH SIMONE:
EYES WIDE OPEN
PUTTING ON pretty

In addition to the print magazine, Darling has four other verticals: Darling Studios, Darlingmagazine.org, @Darling, and Darling Events.


DARLING
DARLING
PRODUCTS WE LOVE / VOL. 9
VIDEO
MAGAZINE
ONLINE
SOCIAL
EVENTS

- **Darling Studios:** Division producing a slate of custom creative shows that expand upon the art of being a woman and are promoted across the digital space

- **Darlingmagazine.org**: A website with relevant, deep, and authentic content for millennial women; digital copies of the magazine are also available through the website

- **@Darling**: Social media platform that promotes a broad definition of "beauty"

- **Darling Events**: National events, dinners, and retreats to bring the Darling message to life

Mission

Darling's mission is to be a catalyst for positive change – leading women to discover beauty apart from vanity, influence apart from manipulation, style apart from materialism, sweetness apart from passivity, and womanhood without degradation.


Darling IS the ART of being a woman.

Darling Studios

Darling is launching a Studios division in 2017 with a schedule of custom, creative shows that expand on "the art of being a woman" and will be promoted across its digital platform. Studios will give existing Darling readers, followers, and new fans alike more of the authentic, high-quality content upon which the publication has been built. It will be comprised of original programming, with a variety of talent, influencers, and brands producing shows focused on love, beauty, adventure, culture, fashion, and more.

- *#SQUAD* (10 episodes, 22 min. each): An unscripted documentary series that follows five fabulous and influential women around the world as they explore relevant issues that millennial women face today.

- *Darling Daily* (200 episodes, 12 min. each): A pre-taped daily variety series covering a broad range of topics and issues that matter to millennial women. The fast-paced, four-woman show will include catchy mobile-friendly segments featuring celebrity and musical guests.

- *Edition* (48 episodes, 5 min. each): A video magazine with in-depth features and behind-the-scenes views of Darling's quarterly print publication. Each video magazine will include a minimum of 12 weekly episodes that will lead up to and follow each Darling Magazine quarterly release.

- *ABCD - Anything Boys Can Do* (10 episodes, 22 min. each): A show featuring adventurous women who push the boundaries of what the world thinks women can do. Each episode begins with a hidden camera "con" where unsuspecting men are pitted against undercover world-class female athletes and pros that humorously challenge gender gap biases.

- *Staples* (12 episodes, 15 min. each): A seasonal show that highlights affordable fashion pieces that can transform a woman's wardrobe.

- *Adulting* (52 episodes, 5 min. each): An engaging re-imagination of the home economics classes of yesteryear, featuring comedic hosts that stumble into great tips, tricks, and hacks on how to "adult."

- *Busted* (26 episodes, 15 min. each): A show that will explore and expose popular beauty myths and provide easy, healthy alternatives.

- *Aware* (26 episodes, 15 min. each): A show featuring award-winning female journalists, leaders, and celebrity activists. *Aware* will frame challenging global issues that women face around the world in an engaging and participatory format for millennial audiences.

- *Happyest* (10 episodes, 22 min. each): A show that explores the different definitions of joy around the world. Featuring wisdom from authors, experts, and spiritual leaders, *Happyest* will provide a personal and practical guide to lasting happiness.

- *Pioneers* (13 episodes, 22 min. each): A show that reveals the untold stories of powerful influential women, including who they are, where they came from, and how they got where they are today.



Use of Proceeds and Company Roadmap

Darling plans to use proceeds to scale its vertical market segments to compete with the large players in the women's media industry that already have full-time specialized staff. If the company reaches the minimum target offering amount of $60,000, it will use those funds for general working capital. If it raises above that target, the company plans to hire additional staff, pay down outstanding debt, and further develop its platform, including providing additional funds towards the Darling-branded digital and TV content (Darling Studios).

Darling's growth strategy in each of its verticals involves the following:

- Darling Magazine: License deals to position Darling Magazine in international markets; expand into UK, Scandinavia, and Australia as well as translate versions for Japan, Korea, and China

- Darlingmagazine.org: Expand website as a premiere destination for women to compete with other major women's digital publishers

- @Darling Social Media: Grow and monetize Darling's social media channels

- Darling Events: Increase partnerships with large brands for sponsored events, establish an annual Darling Conference, and expand Darling Retreats

- Darling Studios: Develop Darling-branded digital and TV content

Business Model

Print copies of the Darling Magazine retail for $20. Digital copies of the magazine cost $4.99. A one-year, four-issue print subscription costs $60 and includes access to all prior digital issues.

Additionally, Darling monetizes its platform through advertiser campaigns across multiple verticals. The digital platform occasionally uses affiliate marketing links and receives a commission based upon sales made from the links.

In addition to the print magazine, Darling has four other verticals: Darling Studios, Darlingmagazine.org, @Darling, and Darling Events.


DARLING
DARLING
PRODUCTS WE LOVE / VOL. 9
VIDEO
MAGAZINE
ONLINE
SOCIAL
EVENTS

- **Darling Studios:** Division producing a slate of custom creative shows that expand upon the art of being a woman and are promoted across the digital space
- **Darlingmagazine.org**: A website with relevant, deep, and authentic content for millennial women; digital copies of the magazine are also available through the website
- **@Darling**: Social media platform that promotes a broad definition of "beauty"
- **Darling Events**: National events, dinners, and retreats to bring the Darling message to life

Mission

"Darling is… the art of being a woman. Darling holds the modern mold of women up to the fire to evoke a discussion on femininity and re-shape an authentic design. Darling is a catalyst for positive change; leading women to discover beauty apart from vanity, influence apart from manipulation, style apart from materialism, sweetness apart from passivity, and womanhood without degradation. Darling leads women to practice the arts of virtue, wit, modesty, and wisdom – all while creating beauty and embodying love. Darling says women are not only interesting, but original, not only good enough, but exceptional – not just here, but here for a purpose."


Darling is... the ART of being a woman.

Darling is experiencing growth across several verticals. Darling Magazine has a readership of over 40,000. Circulation for the print magazine has increased at an average rate of 57% per year from 2012 to 2016. The magazine's demographic is 91% female, 61% single, and 65% young adults (between ages 21-40). Darling has been sold in national retailers including Whole Foods, Anthropologie, and Barnes & Noble as well as more than 400 other boutiques and specialty stores. Darling Magazine is also available through retailers in Australia, Canada, Japan, and New Zealand.

+ 400 BOUTIQUES AND SPECIALTY STORES

Darling has more than 350,000 social media followers and is growing at an average rate of 5,000 new followers per month. On Instagram, there are over 10 million photos tagged with the hashtags #thatsdarling and #darlingmovement.

In addition, Darling has gained the attention of major news outlets. Darling has been the subject of a CNN feature story, an NBC News spotlight segment, and was recently featured in Fast Company.


This magazine won't Photoshop
DARLING




FAST COMPANY
PUT YOUR VALUES TO WORK

Darling has run advertising campaigns with recognizable brands and companies such as Aerie, LuisViaRoma, Madewell, CB2, and several others.

American Eagle has worked with Darling to promote its real-beauty brand Aerie. Similarly, J.Crew has marketed its Madewell brand through Darling.

HISTORICAL FINANCIALS

Darling Media Inc. is the surviving corporation of a recent merger between Darling, Inc. and Darling Studios, LLC. The Agreement of Merger was approved adopted, certified, executed, and acknowledged by each of the constituent corporations. Darling Media Inc. was incorporated on April 25, 2017. As such, Darling Media Inc. had no financial assets prior to that date. Darling Studios, LLC., one of the former entities, had a limited history as it was incorporated on August 22, 2016. Below is a summary of Darling Inc.'s historical financial performance.

Darling's annual revenue increased over 77% from 2014 to 2016, from $512,459 to $909,992. In 2016, the company began working with advertisers, the largest being LuisaViaRoma, Madewell, and Aerie.



Darling usually experiences the highest revenue in Q4 with fall and holiday sales. However, 2016 did not follow the normal pattern. One of the main contributors to the downturn in Q4 2016 was the U.S. Presidential election. The adverse impact of this past U.S. election was not isolated to Darling's sales and was noted by consumers[i] and many businesses[ii] across the retail market. In Q1 2017, the company generated nearly $417,000 ▯ its best quarter to date ▯ up roughly 46% from Q1 2016. The increase in sales was due to increased advertising revenue from new and existing clients. Specifically, the strong Q1 results represent the first invoices tied to a new campaign with existing client Aerie as well as an activation with a new client, UGG Australia.



Note: Quarterly financial results were not audited or subject to financial review.

In 2016, costs of goods sold totaled $585,896, versus $556,964 in 2015. Darling's gross margin improved year over year, from 31.3% in 2015 to 35.6% in 2016. Due to its publishing cycle, Darling's holiday and spring magazine production costs both occur in Q1, which is why cost of goods sold are elevated at the beginning of the year.



Note: Quarterly financial results were not audited or subject to financial review.

In 2016, operating expenses totaled $511,825, up 19% from 2015. Compensation (payroll) and employee benefits were roughly 63% of total operating expenses in 2016, followed by general & administrative expenses (~30%) and sales & marketing expenses (~7%).



Note: Quarterly financial results were not audited or subject to financial review.

Darling had a net loss of $206,756 in 2016, compared to a net loss of $170,778 in 2015. Net income improved quarter over quarter in 2016 primarily due to Darling's publishing cycle, which books production costs from the holiday and spring issues in Q1. Darling generated a profit in Q1 2017 due to significant growth in advertising revenue.



Note: Quarterly financial results were not audited or subject to financial review.

The company's monthly burn rate averaged over $17,000 in 2016. As of December 2016, the company had $25,043 in cash and cash equivalents on its balance sheet. As of March 2017, cash and cash equivalents were $96,943.

Notes Payable and Loan Agreements

As of December 2016, Darling had four outstanding notes payable/loan agreements to which payments ceased or were not paid back at maturity, resulting in defaults per the terms of the agreements. Two of the notes payable, with a combined outstanding balance of $68,327.45, were from the same angel investor; this angel investor allowed payments to cease as Darling Inc. restructured into Darling Media. The angel investor has the option to convert some or all of the outstanding principal into equity under the new entity, or may elect to resume principal and interest repayment in nine monthly installments beginning on July 1, 2017. If the investors elect the latter, the original default provision remains intact and will go into effect on July 1, 2017 if no payment is made or an additional extension is agreed upon. With a different angel investor, a 30-day term loan agreement (entered on September 26, 2016) in the amount of $11,428 was not paid at maturity; the principal was repaid in full in March 2017. Finally, a 45-day term loan (entered on November 9, 2016) in the amount of $10,000 from an equity partner of Darling Media was not repaid at maturity. This equity partner has expressed flexibility on the repayment timeline to allow Darling to transition into Darling Media and to complete the equity crowdfunding campaign.

INDUSTRY AND MARKET ANALYSIS

The U.S. magazine industry generated $27.42 billion in 2016, down 3.2% from the prior year.[iii] However, average monthly consumption of magazine content across all mediums (e.g. print, web, mobile, video) saw a year-over-year increase in 2016. The average monthly audience was up 6.4% from 2015, led by growth in mobile (+24.9%) and video content (+49.7%). The average audience for print and digital edition of magazines was just under 900 million readers per month in 2016.[iv]

Globally, magazine publishing generated $68.43 billion in 2015. By 2020, revenues are expected to drop slightly to $66.62 billion. By 2020, digital platform revenue will make up 30% of total consumer magazine revenue, up from 16% in 2015. Because advertisers pay less for digital ads relative to print ads, the increasing market share from digital revenue is unlikely to offset the decline in printed media revenue.[v]

Through the advent of radio, television, and the Internet, the magazine industry has proven resilient. Sixty-five print magazines have survived for more than 100 years, and over 185 print magazines have been around for more than 50 years.[vi] Millennials have also become active magazine readers; in 2015, 93% of Americans under the age of 35 had read a magazine in print or digital format within the last six months.[vii]


Americans of all ages read magazines
— especially younger adults
90% of adults
93% of those under 35
95% of those under 25
Read magazine media in the last six months (print and digital editions)
(includes approx. 3% digital editions)

Print magazines have seen recent [illegible] demographics. Helped in part by using crowdfunding as a source of funding, niche market magazines have grown in popularity as audiences embrace these publications for their quality and focus on creation, curation, and credibility.[viii] While printed media remains an important point of engagement with readers, magazine publishers must still branch out to other mediums, including digital, mobile, and video.[ix] Hosting events has also become a viable source of income. Events can generate as much as 20% of a magazine publisher's total revenue. Further, they can help strengthen ties with readers, increase circulation, and help recruit advertisers.[x]

COMPETITORS

Bustle: Launched in 2013, Bustle is an online women's magazine. The website feature articles on news, entertainment, beauty, fashion, lifestyle, and books. As of September 2016, the website had 50 million unique visitors per month, 36 million of whom were in the U.S.[xi] In 2016, the company was expected to have generated about $30 million in revenue, up from the $10 million in 2015.[xii] Bustle closed a $12 million Series D round in March 2017, led by prior investor GGV Capital. This brought total funding to $50.5 million and raised the company's post-money valuation to just under $200 million.[xiii]

Cosmopolitan: First published in 1886, Cosmopolitan is a women's international fashion magazine that focuses on celebrities, fashion, relationships, women's issues, sex, careers, self-improvement, and health. Cosmopolitan has over 18 million readers per month[xiv], 49% of whom are between the ages of 18 to 34.[xv] Cosmopolitan's advertising revenue, the company's primary source of income, grew from $367 million in 2006 to $423 million in 2013, an increase of over 15%.[xvi] The website has over 35 million unique visitors per month, while its social media outlets have 15 million followers. Cosmopolitan releases publications in over 80 countries across the world.[xvii]

Glamour: First published in 1939, Glamour is an international women's magazine that features articles about fashion, beauty, entertainment, relationships, sex, health, and living. Glamour has an audience of 11 million readers across all forms of media (e.g. print and digital), with over 2.3 million magazines in circulation. The magazine has approximately 4.6 million followers across Facebook and Twitter.[xviii] In 2013, Glamour launched its video channel, which has grown to include 49 video series.[xix] Glamour's advertising revenue grew from $309 million in 2006 to $338 million in 2013, a 9% increase.[xx]

O, The Oprah Magazine: First published in 2000, O is a magazine targeting women that was founded by Oprah Winfrey. O's articles focus on improving a woman's life and include topics such as fashion, health, food, beauty, and travel. As of 2016, *O* had over 18 million monthly users across the magazine, website, and social media platforms, with 2.4 million print copies in circulation.[xxi] In 2013, O generated approximately $159 million in advertising revenue.[xxii] O, is a co-venture between Harpo Print, LLC and Hearst Magazines, a unit of Hearst, one of the largest diversified media and information companies in the U.S.

Refinery29: Launched in 2005, Refinery29 is a digital-media company focused on women. As of August 2016, its website had 27 million unique visitors per month and the company had a global reach of 225 million individuals across all its platforms.[xxiii] Refinery29 offers a variety of lifestyle stories, original video programming, and social content. In August 2016, the company raised $45 million in funding, led by Turner Broadcasting, with participation from Scripps Networks Interactive. Scripps had co-led the company's prior round – a $50 million Series D round at a $290 million valuation – with WPP. To date, Refinery29 has raised $125.4 million.[xxiv] In 2015, it generated $80 million in revenue.[xxv]

Verily: First published in 2013, Verily is an independent web-based women's magazine focusing on empowering women to be the best versions of themselves. Verily's articles focus on fashion, beauty, relationships, culture, health, and lifestyle. Articles prominently feature images of women without using Photoshop to alter their bodies.[xxvi] In February 2014, the company stopped issuing print magazines and went completely digital.[xxvii]

EXECUTIVE TEAM



Sarah Dubbeldam Co-founder, CEO: Sarah has a background that includes more than seven years of experience as a professional model and actress with Wilhelmina, a top agency in Los Angeles. She has modeled in national campaigns for Target, InStyle Magazine, Budweiser, and many more. In this industry, she found a passion to broaden the idea of "beauty" and has now brought her extensive knowledge of photo shoots to Darling – creating a magazine that does not retouch women's bodies or skin and is a cultural leader in representation of all sizes of women. Sarah has been interviewed on outlets such as CNN, NBC, Refinery 29, and Huffington Post, and she speaks nationally on the movement of Darling.



Steve Dubbeldam Co-founder, President: Over the last 10 years, Steve has founded six brands in the fashion, publishing, digital, and experiential design industries in partnership with international brands such as Hudson Jeans and large digital platforms such as Uncrate.com. His brands have been featured in GQ, Details, Nylon Magazine, Vogue, Seventeen, and many more. Steve has a background in building consumer brands with loyal and passionate followers, implementing disruptive and innovative marketing campaigns, and foreseeing new opportunities in the market.

INVESTMENT TERMS

Security Type: Class C Common Stock
Round Size: Min: $60,000: $1,069,980
Price per Share: $6.00
Valuation: $6 million

PRESS

CNN: This magazine won't Photoshop models
HLN: Women's magazine says no to Photoshopping its models
TakePart: Move Over, Photoshop—This Magazine Features Real (and Inspiring) Women
Konbini: Former Model Flips Off Society's Beauty Standards With A Mag That Doesn't Use Photoshop
Central Florida Future: 'Darling Magazine' offers realistic beauty standards for women

---

[i] https://www.forbes.com/sites/lauraheller/2016/10/31/presidential-election-dampens-spending/#78f016f12eed
[ii] https://www.bloomberg.com/news/articles/2016-10-07/election-gives-retailers-something-else-to-blame-for-poor-sales
[iii] http://www.mediapost.com/publications/article/297448/newspaper-mag-revenues-fell-in-2016.html
[iv] http://www.magazine.org/magazine-media-360%C2%B0/brand-audience-report/december-2016
[v] http://www.pwc.com/gx/en/entertainment-media/pdf/newspapers-and-magazines-outlook-article.pdf
[vi] http://www.adventmediagroup.com/blog/top-five-takeaways-from-the-2016-magazine-media-factbook
[vii] http://www.magazine.org/sites/default/files/MPA-FACTbook201617-ff.pdf
[viii] https://www.themediabriefing.com/article/are-niche-publications-the-future-of-print-part-one
[ix] http://www.foliomag.com/untold-story-magazine-media-winning/
[x] http://innovation.media/magazines/its-showtime-folks-and-payday
[xi] https://www.fastcompany.com/3063755/exclusive-the-women-behind-the-new-bustle-on-reinventing-womens-media
[xii] https://www.wsj.com/articles/female-targeted-site-bustle-on-pace-to-triple-revenue-1477904402
[xiii] https://www.wsj.com/articles/bustle-turns-political-in-latest-12-million-funding-round-1490653795
[xiv] https://www.hearst.com/magazines/cosmopolitan
[xv] http://www.cosmomediakit.com/r5/showkiosk.asp?listing_id=4785154&category_code=demo&category_id=77109
[xvi] https://www.statista.com/statistics/197038/advertising-revenue-of-cosmopolitan-since-2006/
[xvii] https://www.hearst.com/magazines/cosmopolitan
[xviii] http://justmediakits.com/mediakit/1368-glamour.html
[xix] http://www.condenast.com/brands/glamour/
[xx] https://www.statista.com/statistics/197049/advertising-revenue-of-glamour-since-2006/
[xxi] http://www.omediakit.com/r5/home.asp#reach
[xxii] https://www.statista.com/statistics/198032/advertising-revenue-of-us-womens-magazines/
[xxiii] https://techcrunch.com/2016/08/11/refinery29-raises-another-45m-led-by-turner-reportedly-500m-valuation/
[xxiv] https://techcrunch.com/2016/08/11/refinery29-raises-another-45m-led-by-turner-reportedly-500m-valuation/
[xxv] http://www.inc.com/bartie-scott/2016-inc5000-refinery29.html
[xxvi] http://www.huffingtonpost.com/2013/10/10/verily-magazine-no-photoshop_n_4079217.html
[xxvii] http://verilymag.com/2014/02/print-to-digital

EXHIBIT D TO FORM C
VIDEO TRANSCRIPT

Rebecca: Can I go again? Okay. Now I'm laughing. Okay.

Various voices to camera: Darling holds the modern mold of women up to the fire to evoke a discussion on femininity and re-shape an authentic design. Darling is a catalyst for positive change; leading women to discover beauty apart from vanity, influence apart from manipulation, style apart from materialism, sweetness apart from passivity, and womanhood without degradation. Darling leads women to practice the arts of virtue, wit, modesty, and wisdom – all while creating beauty and embodying love. Darling says women are not only interesting, but original, not only good enough, but exceptional – not just here, but here for a purpose.

Sarah Dubbeldam: In media, there's this perfect ideal of a woman and she's kind of all of these different things combined. Right? She's like, enlarged lips and overly sexy and curvy in all the right places. We don't look like that or identify with that – we're just going around with this constant feeling of not being enough. So, that's why Darling is important. That's why it's filling a gap because no one else out there is really saying you don't need to be anything else besides becoming a better version of yourself.

From day one, we said this is going to start with a magazine because it's a face. You know, it's on newsstands, it's everywhere. And then we said we want to turn it into a more person-to-person, human involvement to where we would have dinners, we would have workshops, and we would have conferences. And I can't believe we've come this far in 5 years and it's all thanks to you, our readers, our subscribers, and everyone that supported us along the entire way. Coming to our retreats, coming to our dinner, engaging on social media- all the things you've done to back this mission. And today, I can't wait to announce the most exciting part of the Darling journey.

Starting today, we're announcing the launch of Darling Studios, creating videos, series, films and other content around the Darling mission and continuing the conversation that we have in print, online and in social. Honestly, it's media that matters. That's our goal and we can't wait for you to become a part of this with us. We started Darling magazine with you, so we would never attempt to launch Darling Studios without you. So, today you can join our movement by becoming an owner in Darling. And on top of that, you get perks such as subscriptions, access to retreats, access to dinners, or even workshops with myself and my team. So, it's going to be an amazing journey and we'd love for you to join us. So visit the link at the bottom of this video at joindarling.com and join us in making media that matters.

EXHIBIT E TO FORM C
PORTAL SUBSCRIPTION PROCESS

Portal Compensation

- As compensation for the services provided hereunder by First Democracy VC's funding portal (the "Portal"), Company shall pay to Portal at the conclusion of the offering a fee consisting of a 6% (six percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of a closing. Company shall pay to Portal at the conclusion of the offering a fee consisting of a 1% (one percent) warrants for securities of the Company based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of a closing. The 6% commission is paid in cash and the 1% commission is paid in warrants for securities identical to those offered to the public and of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on Portal to the public in this Offering.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a Portal issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering

deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Portal will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on Portal and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) -and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C
OTHER INFORMATION

Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this "Agreement") is dated this 28th day of April, 2017, by and among Darling Media, Inc., a Delaware corporation (the "Company"), Darling Studios, LLC, a Delaware limited liability company ("Darling Studios") and Darling, Inc., a California corporation ("Darling" and, collectively with Darling Studios, the "Targets" and each, a "Target").

RECITALS

WHEREAS, each Target desires to merge with and into the Company (the "Merger"); and

WHEREAS, each of the parties to this Agreement desire to make certain agreements in connection with the Merger;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending legally to be bound, hereby agree as follows:

ARTICLE I.

THE MERGER

1.1   The Merger. In accordance with the provisions of this Agreement, the Delaware General Corporation Law (the "DGCL"), the Delaware Limited Liability Company Act (the "LLC Act") and the California Corporations Code (the "CCC"), each Target shall be merged with and into the Company, which at and after the Effective Time (as defined below) shall be, and is sometimes herein referred to as the "Surviving Corporation". The Company and the Targets are sometimes herein referred to as the "Constituent Entities". This Agreement has been approved, adopted, certified, executed and acknowledged by each of the Constituent Entities in accordance with the provisions of Section 252 and Section 264 of the DGCL, Section 18-209 of the LLC Act and Section 1201 of the CCC. The stockholders and members of each Target have approved the Merger.

1.2   The Effective Time of the Merger. This Agreement shall be executed and verified by each of the Constituent Entities and delivered to and filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of California in the manner provided under Section 252 and Section 264 of the DGCL, Section 18-209 of the LLC Act and Section 1108 of the CCC. The Merger shall become effective (the "Effective Time") as of 11:59 PM EST on April 28, 2017.

1.3   Effect of Merger. At the Effective Time, the separate existence of each Target shall cease and each Target shall be merged with and into the Surviving Corporation, and the Surviving Corporation shall possess all of the rights, privileges, powers and franchises of a public and private nature, as well as be subject to all the restrictions, disabilities and duties of each of the Constituent Entities as provided in Section 259 of the DGCL, Section 18-203 of the LLC Act and Section 1109 of the CCC.

ARTICLE II.

CONVERSION OF SHARES

2.1   Merging Corporation. By virtue of the Merger, without further action required and as set forth on the capitalization table attached hereto as Exhibit A:

a.   each outstanding share of common stock of Darling ("Darling Common Stock") owned by Sarah Dubbeldam and Steven Dubbeldam shall be converted into 576.470588 validly issued, fully paid and nonassessable shares of Class A Common Stock, par value $0.01 per share, of the Company ("Class A Common Stock");

b.   each outstanding share of Darling Common Stock other than the shares of Darling Common Stock owned by Sarah Dubbeldam and Steven Dubbeldam shall be converted into 576.511283 validly issued, fully paid and nonassessable shares of Class B Common Stock, par value $0.01 per share, of the Company ("Class B Common Stock");

c.   each 1% membership interest of Darling Studios other than the membership interests held by Darling shall be converted into 5,000 validly issued, fully paid and nonassessable shares of Class B Common Stock; and

d.   the entire membership interest percentage of Darling Studios held by Darling shall be cancelled without consideration.

2.2   Surviving Corporation. At the Effective Time, there are no outstanding shares of the Company.

ARTICLE III.

THE SURVIVING CORPORATION

3.1   Certificate of Incorporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time.

3.2   Bylaws. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation after the Effective Time.

ARTICLE IV.

MISCELLANEOUS

4.1   Amendments and Modifications. This Agreement may be amended, waived, changed, modified or discharged only by an Agreement in writing signed by all of the parties.

4.2   Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements or understandings, written or oral, among the parties with respect thereto.

4.3   Binding Effect. This Agreement shall inure to the benefit of, and shall be binding upon each party and its successors and assigns.

4.4   Headings. The Section and Subsection headings have been included for convenience only, are not part of this Agreement and shall not be taken as an interpretation of any provision hereof.

4.5   Counterparts. This Agreement may be executed in any number of counterparts by original and facsimile signature, each such counterpart shall be deemed an original instrument, and all such counterparts together shall constitute one and the same agreement.

4.6   Further Assurances. Each Target and the Company shall execute and deliver or cause to be delivered such further instruments and documents and shall take such other action as may be reasonably required to more effectively carry out the terms and provisions of this Agreement.

4.7   Governing Law. The laws of the State of Delaware shall govern the validity and construction of this Agreement, without regard to the principles of conflicts of laws.

[Signature Page Follows]

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first above written.

DARLING MEDIA, INC.



By:______________________________
Name: Steve Dubbeldam
Title: President

DARLING STUDIOS, LLC



By:______________________________
Name: Steve Dubbeldam
Title: Chief Executive Officer

DARLING, INC.



By:______________________________
Name: Steve Dubbeldam
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Exhibit A

Post-Merger Capitalization Table

	Owner	Class A Common Stock	Class B Common Stock
1.	Sarah Dubbeldam	245,000	–
2.	Steve Dubbeldam	245,000	–
3.	Garett Awad	–	35,000
4.	Kristofer Gray	–	35,000
5.	Lockwood Holmes	–	35,000
6.	Sarah G Whitesage Living Trust	–	35,000
7.	The Kindling Co., LLC	–	150,000
8.	Corey Petrick	–	35,000
9.	Santino Stoner	–	35,000
10.	Tiny Horse LLC	–	150,000